UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

3000 Solandt Road

Ottawa, Ontario, Canada K2K 2X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 included with this Report are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

Exhibit	Description

99.1	Lease Agreement dated October 30, 2018

99.2	Lease Amending Agreement dated October 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: November 2, 2020	/s/ Sebastien St-Louis
Chief Executive Officer